Investview, Inc.

234 Industrial Way West, Suite A202

Eatontown, NJ 07724

Phone: (732) 889-4300

July 22, 2020

Scott Anderegg, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Investview, Inc.
Registration Statement on Form S-1
Filed July 16, 2020
File No. 333-239880

Dear Mr. Anderegg:

Investview, Inc. hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1 to Monday, July 27, 2020, at 4:00 p.m. (Eastern) or the earliest practicable date and time thereafter.

In connection with the acceleration request, the officers and directors of Investview, Inc. have read the registration statement in its entirety, including all of the exhibits thereto, and are familiar with all of the information contained therein. To the best of our knowledge, all of the information contained in the registration statement is complete and accurate in all material respects. We have no information or knowledge with respect to any material fact in connection with Investview, Inc. or its past, current, or prospective operation that would be materially adverse to Investview, Inc. that is not disclosed in the registration statement or the prior filings made by Investview, Inc. pursuant to the provisions of the Securities Exchange Act of 1934, as amended.

If you have any questions respecting the foregoing, please contact me.

Sincerely,

INVESTVIEW, INC.

/s/ Joseph Cammarata
Joseph Cammarata
Chief Executive Officer